EXHIBIT 99.2

PRESS RELEASE OF META GROUP, INC.

Thursday, August 1, 2002

Contact:                                 Peter Ward
Vice President, Corporate Communications
META Group, Inc.
(203) 973-6700
peter.ward@metagroup.com

FOR IMMEDIATE RELEASE

META Group Names Fred Amoroso President and Chief Executive Officer

STAMFORD, Conn. (August 1, 2002) — META Group, Inc. (Nasdaq: METG), a leading information technology (IT) research and consulting firm, today announced that Alfred “Fred” Amoroso, 52, has been named President, Chief Executive Officer, and Vice Chairman of the Board of Directors. Amoroso succeeds META Group founder, Dale Kutnick, who will remain with the Company as Co-Research Director and Chairman of the Board.

Amoroso’s executive experience spans almost 30 years in general management for some of the world’s leading software, hardware, and professional services companies. Most recently, Amoroso was President and CEO of CrossWorlds Software in Burlingame, California, a leading enterprise application integration software company. In January 2002, Amoroso successfully completed the sale of CrossWorlds to IBM.

Prior to joining CrossWorlds, Amoroso was an executive with IBM, participating in IBM’s turnaround and leading one of its global industry solution units. Amoroso eventually rose to become general manager of IBM Global Services, Asia Pacific, where he was successful in nearly doubling the company’s services business in the region from 1997 through 1999, achieving revenues of $6.99 billion in 1999.

From 1985 to 1993, Amoroso was a managing partner with Price Waterhouse. Initially in charge of its insurance consulting practice, Amoroso eventually transitioned to become one of the firm’s leading technology partners. Prior to joining Price Waterhouse, Amoroso was founder and CEO of Computech Corporation, and prior to that, he worked for Electronic Data Systems in various management roles. Amoroso has a Master of Science degree in Operations Research from Polytechnic Institute of Brooklyn.

Commenting on the appointment, Kutnick stated, “We are pleased to bring Fred on board as CEO, and we are confident that this leadership transition is in the best interest of shareholders and employees alike. I’m extremely proud of the work that our entire executive team has accomplished over the last year, particularly given the trying economic conditions. I believe that Fred’s strong executive management experience will suit him well in building upon this solid foundation. I will continue my commitment to the success of this Company as Chairman of the Board and Co-Research Director, and I look forward to focusing my efforts on maintaining our high-quality research engine.”

“META Group has a strong reputation as a preeminent provider of unbiased IT research, advice, and consulting,” said Amoroso. “I am very excited about joining the Company and continuing in this tradition to help build an even stronger global brand.”

 META Group will issue a press release announcing financial results for the second quarter ended June 30, 2002, after the close of the market on Wednesday, August 7, 2002. The Company will hold a conference call the following morning to discuss its quarterly results, quarterly highlights, and details on the leadership transition announced today. The call can be accessed at www.viavid.com. A replay of the call will also be available at this Web site and at www.metagroup.com.

About META Group

META Group is a leading research and consulting firm, focusing on information technology and business transformation strategies. Delivering objective, consistent, and actionable guidance, META Group enables organizations to innovate more rapidly and effectively. Our unique collaborative models help clients succeed by building speed, agility, and value into their IT and business systems and processes. For details, connect with www.metagroup.com.

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, including forward-looking statements regarding META Group’s leadership transition, services, products and strategic directions for brand development. These statements are neither promises nor guarantees, but involve risks and uncertainties that could cause actual results to differ materially from those set forth in the forward-looking statements, including, without limitation, risks relating to: operating losses and the ability to achieve profitability; changes in the spending patterns of the Company’s target clients; general economic conditions; changes in the market demand for IT research and analysis and competitive conditions in the industry; the Company’s ability to manage growth and implement systems and processes required by such growth; market acceptance of and demand for the Company’s products and services; the timing of the development, introduction, marketing, and market acceptance of new products and services; the inability of the Company to increase its penetration of existing customers and expand to additional customers; the recruitment, retention, and development of research analysts, consultants, management, and administrative staff; the timing and execution of the Company’s strategic plans; volatility and unpredictability of the Company’s stock price; and other risks detailed in the Company’s filings with the SEC, including those discussed in the Company’s annual report filed with the SEC on Form 10-K for the year ended December 31, 2001 and quarterly report filed with the SEC on Form 10-Q for the quarter ended March 31, 2002.